FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

May 29, 2007

Item 3: News Release:

A news release dated and issued on May 29, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Acquires First Copper Project in the Democratic Republic of Congo (DRC).

Item 5: Full Description of Material Change:

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El Niño has acquired an initial 70 percent interest, over 350 Square kilometers.

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Located in the world renowned  DRC Copperbelt.

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El Niño ’s first project is adjacent to Anvil Mining (AVM:TSX), Tiger Resources (TGX:ASX), BHP Billiton and First Quantum Minerals (FQM:TSX).

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El Niño’s President and management have extensive experience in the DRC.

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Exploration program in progress.

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El Niño is aggressively acquiring base metal projects throughout the DRC.

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El Niño is the Project Operator.

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El Niño’s market cap is approx.  $11 million, working capital $3.2 million

May 29 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has acquired a 70 percent interest in a Joint Venture Agreement with GCP Group Ltd, a private Congolese company. El Niño holds it’s initial 70  percent interest in Research Permits # 5214, 5215, 5216 and 5217. These permits were granted by the Cadastre Miner of the DRC and covering 352 square kilometers in one of the most prospective exploration areas in the DRC-Zambian Copperbelt. The permits are located between Lubumbashi and Likasi and offer easy access for exploration which offers excellent infrastructure.

Harry Barr, Chairman of El Niño stated: The acquisition of our first base metals project in the DRC allows our company to fulfill our mandate of exploring and developing base metal projects on an international scale. Our objective, simply stated, is to control one of the leading base metal and mineral exploration portfolios in the DRC.

On May 10th, 2006 Jean-Luc Roy was appointed   President of El Niño and brought his extensive expertise in exploration and development in Africa to our company. Mr. Roy spent 19 years of his professional career working and living in Africa. In Africa Mr. Roy worked for Ashanti Gold and International Gold Resources. Before joining El Niño, Mr. Roy played an integral part in the development of First Quantum Minerals (FQM) in the DRC as Managing Director for five years. While in Africa Mr. Roy spearheaded teams that managed multi-million yearly exploration budgets, helped place three mines in production and was responsible for acquiring valuable land positions for various companies. Mr. Roy has negotiated agreements successfully at all levels of government in Africa.

About the DRC

The DRC Copperbelt hosts multiple world class deposits and the exploration potential is considered one of the best in the world. In late 2006 the DRC had it’s first free election in 48 years and previous to that it established a new mining code in 2003. These events have created a renewed confidence for investors in the DRC. Major mining companies such as Phelps Dodge and First Quantum Minerals are now in construction on world class ore bodies. Several junior companies are now actively exploring for copper and other minerals in the DRC. Most known deposits in the DRC were found in the last 1940’s and 50’s. From 2000 several new deposits were found by companies like Anvil Mining and First Quantum Minerals. The potential for finding new world class ore bodies is considered excellent by the international mining community.

Our projects are in the same geological belt as properties that have yielded deposits and excellent copper values for companies like Anvil Mining Limited and Tiger Resources Limited. These projects are adjacent to land holdings held by major companies like BHP Billiton and Gecamines.

Jean Luc Roy, the President of El Niño states: This significant new acquisition is the first step in our objective of controlling one of the leading base metal portfolio’s in the DRC. I am confident from my years of working in the DRC that this new direction for El Nino will further accomplish our growth strategy which is to develop our existing projects and continue an aggressive acquisition program to acquire new projects and place them into production.

I was very fortunate to be part of one of the most successful companies in the DRC. The establishment of the new mining code in the DRC, and it’s first free election in late 2006, will allow El Nino’s experienced management team to accomplish it’s DRC objectives and be one of the most aggressive new exploration development company in this region.

DRC Joint Venture Terms

Under the terms of the Agreement El Niño purchased a 70 percent interest in the Joint Venture with an option to acquire up to 90 percent of the project by coming to an agreement with our partners, over time. An initial cash payment of $250,000 USD will be made when all regulatory approvals have been received and upon titles of the properties being transferred to the new SPRL Congolese Company that is now being formed. Additional cash payments totaling $300,000 USD will be made in three annual installments. 300,000 shares of El Niño will initially be issued to GCP Group upon regulatory approval and 400,000 additional shares will be issued over a three year period to the GCP Group. El Niño will fund all exploration work but will retain the services of the CGP Group in an agreement to be negotiated at a later date to support administrative and logistical aspects of the project.  This acquisition is subject to regulatory approval.

About El Niño Ventures Inc.

El Nino’s growth strategy is to develop our existing projects and continue an aggressive acquisition program to acquire new projects and place them into production.

Our first new base metal acquisition in the DRC compliments our aggressive zinc exploration plan for the Bathurst Mining Camp with our partner Xstrata Zinc. In June 2007, our company begins a fully funded $4.5 million dollar exploration program which includes a 25,000 meter drill program which will use a minimum of three drill rigs drilling 24 hours a day for up to nine months.

EL Nino is also the owner and operator of the Bancroft Uranium projects. El Nino has optioned it’s projects to Canam Uranium, and is being funded by them, and is currently completing it’s first round of drilling on up to eight uranium projects in an ex-producing Uranium camp.  The drill results on the first phase are forthcoming.

El Nino is currently in its most aggressive acquisition phase of the company’s history. El Nino has approximately $3.2 million in working capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of May 2007.